February 26, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Ingram Micro Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the period ended January 3, 2015, which was filed with the Securities and Exchange Commission on February 26, 2015.

INGRAM MICRO INC.

By:	/s/ Larry C. Boyd
Larry C. Boyd
Executive Vice President, Secretary and General Counsel